

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

July 17, 2017

Darren R. Jamison
President and Chief Executive Officer
Capstone Turbine Corporation
21211 Nordhoff Street
Chatsworth, California 91311

    Re: Capstone Turbine Corporation
           Preliminary Proxy Statement on Schedule PRE 14A
           Filed June 30, 20167
           File No. 001-15957

Dear Mr. Jamison:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  /s/ Amanda Ravitz

                  Amanda Ravitz
                  Assistant Director
                  Office of Electronics and Machinery

cc: Jocelyn M. Arel, Esq.
        Goodwin Procter LLP